Contact:
Jonathan Burgin
CFO
(972) 3-645-5004
jonathanb@radcom.com

FOR IMMEDIATE RELEASE

RADCOM ANNOUNCES THIRD QUARTER RESULTS
- Positive Momentum Continues: Revenues Up 19% & Net Loss Down 54% Compared to Q2
2009;  Strong Backlog Going Into 2010 -

TEL-AVIV, Israel – October 26, 2009— RADCOM Ltd. (RADCOM) (NASDAQ: RDCM) today announced its unaudited financial results for the third quarter and nine month period ended September 30, 2009.

Financial Results for the Third Quarter
Revenues for the third quarter of 2009 were $3.1 million, up 19% compared with $2.6 million for the second quarter of 2009, and up 54% compared with the first quarter of 2009. Revenues for the third quarter of 2008 were $4.4 million.

Net loss for the quarter according to U.S. generally accepted accounting principles (GAAP) was ($394,000) or $(0.08) per ordinary share (basic and diluted), a decline of 54% compared with $(856,000), or $(0.17) per ordinary share (basic and diluted) for the second quarter of 2009, and a 64% decline compared to $(1.1) million, or $(0.22) per ordinary share (basic and diluted), for the third quarter of 2008. The decrease in net loss reflects cost-cutting programs implemented in 2008, together with the quarter’s higher sales as compared with the first and second quarters of 2009.

Net loss according to GAAP for all quarters included non-cash share-based compensation expense taken in respect of Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"). This share-based compensation expense totaled $77,000 for the third quarter of 2009, $73,000 for the second quarter of 2009, $87,000 for the first quarter of 2009 and $135,000 for the third quarter of 2008. To provide investors with insight into the Company’s underlying operating results, results are also being presented on a non-GAAP basis excluding share-based compensation from all periods. According to this non-GAAP basis, net loss for the third quarter of 2009 was $(317,000), or $(0.06) per ordinary share (basic and diluted), compared with $(783,000), or $(0.15) per ordinary share (basic and diluted), for the second quarter of 2009, $(1.4 million), or $(0.28) per ordinary share (basic and diluted), for the first quarter of 2009, and $(1.0) million, or $(0.19) per ordinary share (basic and diluted), for the third quarter of 2008.

Comments of Management

Commenting on the results, Mr. David Ripstein, RADCOM’s President and CEO, said, “We are pleased to report that the third quarter was a period of significant progress, as demonstrated by continued improvement across key financial and operational parameters. Despite slow sales cycles that continue to characterize our target markets, we continue to build forward momentum. This, together with the significant backlog that we built over the past year, confirms that we are working from a stable basis and according to a sound strategy.

“Repeat sales remain the largest proportion of our revenues, confirming the success of our customer satisfaction initiatives. We are confident that our strategy of ongoing investment in developing regions, technology and customer satisfaction will enable us to continue improving our results as global telecommunication markets recover and develop.”

Financial Results for the Nine Months Ended September 30, 2009

Revenues for the nine months ended September 30, 2009 were $7.7 million compared with $12.6 million for the nine months of 2008. On an operating basis, the Company generated positive cash flow from operating activities of $0.8 million during the first nine months of 2009, which does not include loan principal repayments of $1.0 million, compared to a cash burn of $4.6 million during the first nine months of 2008.

Despite the reduction in sales, the Company succeeded in reducing its net loss for the period by 28% to $(2.8) million, or $(0.54) per ordinary share (basic and diluted), compared with $(3.8) million, or $(0.77) per ordinary share (basic and diluted), for the first nine months of 2008.

The Company has also presented its net results on a non-GAAP basis excluding share-based compensation, which totaled $237,000 for the first nine months of 2009 and $437,000 for the first nine months of 2008. On such non-GAAP basis, net loss for the first nine months of 2009 was $(2.5) million, or $(0.49) per ordinary share (basic and diluted), a decrease of 34% compared with $(3.4) million, or $(0.68) per ordinary share (basic and diluted), for the first nine months of 2008.

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Non-GAAP Information

Certain non-GAAP financial measures are included in this press release.  These non-GAAP financial measures are provided to enhance the reader's overall understanding of our financial performance.  By excluding non-cash equity based compensation that has been expensed in accordance with SFAS 123R, our non-GAAP results provide information to both management and investors that is useful in assessing our core operating performance and in evaluating and comparing our results of operations on a consistent basis from period to period.  These non-GAAP financial measures are also used by management to evaluate financial results and to plan and forecast future periods.  The presentation of this additional information is not meant to be considered a substitute for the corresponding financial measures prepared in accordance with GAAP.

About RADCOM
RADCOM develops, manufactures, markets and supports innovative network test and service monitoring solutions for communications service providers and equipment vendors. The Company specializes in next-generation Cellular as well as IMS, Voice, Data and VoIP networks. Its solutions are used in the development and installation of network equipment and in the maintenance of operational networks. The Company's products facilitate fault management, network service performance monitoring and analysis, troubleshooting and pre-mediation. RADCOM's shares are listed on the NASDAQ Capital Market under the symbol RDCM. For more information, please visit www.RADCOM.com.

Risks Regarding Forward-Looking Statements

Certain statements made herein that use the words “estimate,” “project,” “intend,” “expect,” “'believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance or achievements of the Company to be materially different from those that may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in the demand for the Company’s products, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to the Company’s reports filed from time to time with the United States Securities and Exchange Commission. The Company does not undertake to revise or update any forward-looking statements for any reason.

RADCOM Ltd.
Consolidated Statements of Operations
(1000's of U.S. dollars, except per share data)

	Three months ended September 30,		Nine months ended September 30,
	2009[a]	2008[b]	2009[c]	2008[d]
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Sales	$3,115	$4,395	$7,741	$12,641
Cost of sales	1,045	1,741	2,887	4,984
Gross profit	2,070	2,654	4,854	7,657

Research and development, gross	1,046	1,582	3,156	5,229
Less - royalty-bearing participation	480	500	1,265	1,613
Research and development, net	566	1,082	1,891	3,616

Sales and marketing	1,370	1,971	4,312	5,922
General and administrative	413	584	1,245	1,831
Total operating expenses	2,349	3,637	7,448	11,369

Operating loss	(279)	(983)	(2,594)	(3,712)

Financing income (loss), net	(115)	(124)	(157)	(84)

Net loss	(394)	(1,107)	(2,751)	(3,796)
Basic and Diluted net loss per ordinary share	$(0.08)	$(0.22)	$(0.54)	$(0.77)
Weighted average number of ordinary shares used in computing basic and diluted net loss per ordinary share	5,081,707	5,076,217	5,081,521	4,948,703

Note a:  The Company’s results for the third quarter of 2009 according to U.S. GAAP include non-cash share-based compensation expense of $77,,000 allocated as follows: $3,000 to cost of sales, $17,,000 to research and development, $26,000 to sales and marketing and $31,000 to general and administrative.

Note b:  The Company’s results for the third quarter of 2008 according to U.S. GAAP include non-cash share-based compensation expense of $135,000 allocated as follows: $5,000 to cost of sales, $31,000 to research and development, $43,000 to sales and marketing and $56,000 to general and administrative.
Note c: The Company’s results for the first nine months of 2009 according to U.S. GAAP include non-cash share-based compensation expense of $237,000 allocated as follows: $9,000 to cost of sales, $60,000 to research and development, $81,000 to sales and marketing and $87,000 to general and administrative.

Note d:  The Company’s results for the first nine months of 2008 according to U.S. GAAP include non-cash share-based compensation expense of $437,000 allocated as follows: $17,000 to cost of sales, $90,000 to research and development, $135,000 to sales and marketing and $195,000 to general and administrative.

RADCOM Ltd.
Consolidated Balance Sheets
(1000's of U.S. dollars)

	As of	As of
	September 30, 2009	December 31, 2008
	(unaudited)	(unaudited)
Current Assets
Cash and cash equivalents	3,076	3,513
Trade receivables, net	3,743	7,118
Inventories	2,708	2,752
Other current assets	827	973

Total Current Assets	10,354	14,356

Assets held for severance benefits	2,472	2,496

Property and equipment, net	667	989

Total Assets	13,493	17,841

Liabilities and Shareholders' Equity
Current Liabilities
Trade payables	1,336	2,121
Current deferred revenue	1,007	1,057
Current maturities of long-term venture loan	917	1,167
Other payables and accrued expenses	4,295	3,817
Total Current Liabilities	7,555	8,162

Long-Term Liabilities
Long-term deferred revenue	128	277
Venture loan Less - current maturities	458	1,152
Liability for employees’ severance pay benefits	2,915	3,265
Total Long-Term Liabilities	3,501	4,694

Total Liabilities	11,056	12,856

Shareholders' Equity
Share capital	176	176
Additional paid-in capital	51,444	51,474
Accumulated deficit	(49,183)	(46,665)
Total Shareholders' Equity	2,437	4,985

Total Liabilities and Shareholders' Equity	13,493	17,841